UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on August 25, 2026

DATE, TIME AND PLACE: On August 25, 2026, at 2:30 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Bruno Garcia Rosa Carneiro, Secretary.

AGENDA: To resolve on: (i) the acknowledgment of the resignation of Mr. Luiz Fernando Sanzogo Giorgi as a member of the Company's Remuneration Committee; (ii) the election of Ms. Sofia de Fátima Esteves as a member of the Company's Remuneration Committee; and (iii) the ratification of the composition of the Company's Remuneration Committee.

RESOLUTIONS: After due clarification, the present members of the Board of Directors, unanimously:

(i) acknowledged the resignation request of Mr. Luiz Fernando Sanzogo Giorgi, Brazilian, divorced, business administrator, holder of Identity Card (RG) No. 7.346.613-X SSP/SP, enrolled with the CPF/MF under No. 064.116.138-77, from the position of member of the Company's Remuneration Committee, pursuant to the Letter of Resignation filed at the Company's headquarters on this date;

(ii)        approve the election of a new member of the Company's Remuneration Committee, for a term of office expiring upon the investiture of the individuals elected to compose such committee at the first Meeting of the Board of Directors held following the 2027 Annual Shareholders' Meeting, namely Mrs. Sofia de Fátima Esteves, Brazilian, in a stable union, entrepreneur, holder of Identity Card (RG) No. 13.130.152-4 SSP/SP, enrolled with the CPF/MF under No. 064.532.178-80, residing and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, No. 2041, Suite 281, Block A, Wtorre JK Condominium, Vila Nova Conceição, ZIP Code 04543-011

(a) the member hereby elected declares that she has not been convicted of any crime that would prevent her from engaging in commercial activities, particularly those referred to in Article 147 of the Brazilian Corporation Law;

(b) the member of the Remuneration Committee hereby elected declares that she meets the requirements set forth in CMN Resolution No. 5,177/2024 and shall only be vested in office upon approval of her election by the Central Bank of Brazil;

(iii) confirm the composition of the Company's Remuneration Committee, all of whose members shall serve until the investiture of those elected at the first Meeting of the Board of Directors held following the 2027 Annual Shareholders' Meeting, as follows: Ms. Deborah Patricia Wright, Brazilian, divorced, business administrator, bearer of the identity card RG No. 9.252.907-0 SSP / SP, registered with the CPF/MF under No. 031.544.298-08, as

1/2

[Free English Translation]

Coordinator; Ms. Deborah Stern Vieitas, Brazilian, single, public administrator and journalist, bearer of the identity card RG No 3.839.280-X SSP/SP, registered with the CPF/MF under No 013.968.828-55; Mrs. Sofia de Fátima Esteves, Brazilian, in a stable union, entrepreneur, bearer of the identity card RG No. 13.130.152-4 SSP/SP, registered with the CPF/MF under No. 064.532.178-80; and Mrs Vanessa de Souza Lobato Barbosa, Brazilian, married, business administrator, bearer of the identity card RG No. MG-4.375.275 SSP/MG, registered with the CPF/MF under No. 758.525.866-68, as Members, all with offices at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and sent to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Bruno Carneiro, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. Javier Maldonado Trinchant – Vice Chairman; and Messrs. Antonio Carlos Quintella; Cristiana Almeida Pipponzi; Cristina San Jose Brosa; Deborah Patricia Wright, Ede Ilson Viani, Márcio de Andrade Schettini, Oscar Rodríguez Herrero, Pedro Augusto de Melo e Vanessa de Souza Lobato Barbosa – Directors. São Paulo, August 25, 2026.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Bruno Carneiro

Secretary

2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 26, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer